BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

February 15, 2006

Item 3	Press Release

Date of Issuance: February 15, 2006
Place of Issuance: Vancouver, British Columbia

The news release was distributed through CCN Matthews, Market News and Stockwatch.

Item 4	Summary of Material Change

The Company announces an error in an earlier news release.

Item 5	Full Description of Material Change

See attached press release

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Gordon P. Leask, Director
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 15th day of February, 2006.

”Megan Cameron-Jones”
Signature

Megan Cameron-Jones
Name

Director
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

Drilling Program Completed at Gold Pick Project, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
February 15, 2006

White Knight Resources Ltd. (the “Company”) announces that an error was made in the news release issued earlier today. The Au (opt) value in Hole #GPQ-12 has been corrected as shown In the following table. The grams/tonne assay was correct.

Drill Hole	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au (g/t)	Au (opt)
GPQ-12	196.6	205.7	9.1	30	0.58	0.017
  true widths are not known
  NSV = no significant values

Please see the Company’s website for the full press release.

This news release was reviewed and the contents have been verified by Gordon P. Leask, P.Eng., Director of the Company and a Qualified Person as defined by National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

On behalf of the Board of Directors,

"Gordon P. Leask"

Gordon P. Leask, P.Eng.
Director

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.